K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

May 26, 2015

FILED VIA EDGAR

Mr. Jay Williamson

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Legg Mason Global Asset Management Trust (the “Registrant”)

- Martin Currie Emerging Markets Fund (the “fund”)

- Class A, Class A2, Class C, Class FI, Class R, Class I and Class IS

File Nos.: 811-22338; 333-162441

Dear Mr. Williamson:

This letter responds to your comments, discussed in our telephone conversation on May 18, 2015, regarding your review of our initial comment response letter (filed as correspondence on May 7, 2015) to your comments on Post-Effective Amendment No. 88 to the Registrant’s registration statement on behalf of the fund. Post-Effective Amendment No. 88 was initially scheduled to become effective on April 26, 2015 pursuant to Rule 485(b) under the Securities Act of 1933, as amended (“1933 Act”). On April 24, 2015, we filed a BXT filing to designate the new effective date of May 26, 2015 for the filing. We expect to file Post-Effective Amendment No. 95 on May 26, 2015, which will become effective on May 26, 2015 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

Prospectus:

Comment 1: In the “Principal investment strategies” section, please revise the first sentence of the first paragraph to state that the fund pursues its objective by investing at least 80% of its assets, plus borrowings for investment purposes, in securities of issuers with substantial economic ties to one or more emerging market countries and other investments with similar economic characteristics

Response: The Registrant has revised the relevant portions of the “Principal investment strategies” section as follows:

Under normal market conditions, the fund pursues its objective by investing at least 80% of its net assets plus borrowings for investment purposes, if any, in securities of issuers with substantial economic ties to one or more emerging market countries and other investments with similar economic characteristics.

Comment 2: The staff reiterates its comment to revise the second sentence of the fifth paragraph of the “More on the fund’s investment strategies, investments and risks” section to state that the fund will provide 60 days notice to shareholders if the fund’s investment objective is changed.

May 26, 2015

Response: The Registrant considered this comment and reviewed Item 9(a) of Form N-1A which states “if applicable, state that those objectives may be changed without shareholder approval.” The Registrant believes that the current disclosure contained in the prospectus complies with Item 9(a).

Statement of Additional Information:

Comment 3: The last sentence in the “The Trust - Derivative Actions” section states “[i]f a derivative action is brought in violation of the Declaration, the shareholders bringing the action may be responsible for the fund’s costs, including attorney’s fees.” Please respond whether this provision only applies to state law claims or whether it would also apply to claims under the federal securities laws.

Response: The Registrant confirms that Section 9.8 of the Declaration applies to both federal and state law claims, including claims brought under the federal securities laws. The Registrant notes, however, that Section 11.4(c) of the Declaration makes clear that “No provision of this Declaration shall be effective to require a waiver of compliance with any provision of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended or the 1940 Act, or of any valid rule, regulation or order of the Commission thereunder.”

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If you have any questions concerning the foregoing, please do not hesitate to call me at (202) 778-9403 or Ndenisarya M. Bregasi at (202) 778-9021.

Sincerely,

/s/ Marguerite W. Laurent
Marguerite W. Laurent

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